Nasdaq Regulation

Arnold Golub
Deputy General Counsel

May 13, 2021


_By Electronic Mail_

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on May 13, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Save Foods, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common stock, par value $0.0001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,